SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

BARNWELL INDUSTRIES, INC.

(Name of Issuer)

Common Stock, par value $0.50 per share

(Title of Class of Securities)

068221100

(CUSIP Number)

Ned L. Sherwood

151 Terrapin Point

Vero Beach, Florida 32963

(772) 257-6658

With a copy to:

Derek D. Bork

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 4, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 068221100	13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Ned L. Sherwood
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 899,622.138*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 899,622.138*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 899,622.138*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%
14	TYPE OF REPORTING PERSON IN

* Includes (i) 661,584.138 shares of Common Stock held by MRMP-Managers LLC, of which Ned L. Sherwood is the Chief Investment Officer, and (ii) 238,038 shares of Common Stock held by the Ned L. Sherwood Revocable Trust, of which Ned L. Sherwood is the sole trustee and beneficiary. Ned L. Sherwood disclaims beneficial ownership of such Common Stock except to the extent of his pecuniary interest therein.

CUSIP No. 068221100	13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON MRMP-Managers LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 661,584.138
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 661,584.138
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 661,584.138
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 068221100	13D	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Ned L. Sherwood Revocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 238,038
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 238,038
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 238,038
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 068221100	13D	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON Bradley M. Tirpak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America and Republic of Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 34,127
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 34,127
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 34,127
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 068221100	13D	Page 6 of 10 Pages

This Amendment No. 7 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 7”) amends the Statement of Beneficial Ownership on Schedule 13D filed by Ned L. Sherwood on June 11, 2013 (as amended by the Reporting Persons, the “Schedule 13D” or this “Statement”). Except as amended and supplemented by this Amendment No. 7, the Schedule 13D remains unchanged.

Item 1. Security and Issuer.

This Statement relates to the common stock, par value $0.50 per share (the “Common Stock”), of Barnwell Industries, Inc., a Delaware corporation (the “Company”). The Company reports that its principal executive offices are located at 1100 Alakea Street, Suite 2900, Honolulu, Hawaii 96813.

Item 2. Identity and Background.

This Schedule 13D is filed by (i) Ned L. Sherwood (“Sherwood”), (ii) MRMP-Managers LLC, a Delaware limited liability company (“MRMP”), (iii) the Ned L. Sherwood Revocable Trust, a trust formed under the laws of the State of New York (the “Sherwood Trust”), and (iv) Bradley M. Tirpak (“Tirpak”). NLS Advisory Group, Inc. (“NLS”) is a Delaware corporation, and the only control person of NLS is Sherwood.

The foregoing persons and entity are sometimes referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons are filing this Statement jointly, as they have formed a “group” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

Sherwood may be deemed to beneficially own (i) 661,584.138 shares of Common Stock (the “MRMP Shares”) held by MRMP, of which Sherwood is the Chief Investment Officer and Joel M. Leander is the manager, and (ii) 238,038 shares of Common Stock (the “Revocable Trust Shares”) held by the Sherwood Trust, of which Sherwood is the sole trustee and beneficiary. Sherwood and Joel M. Leander are citizens of the United States of America. Tirpak is a citizen of the United States of America and the Republic of Ireland.

The principal business of Sherwood is serving as an investment manager. The principal business of MRMP is serving as a private investment vehicle. The principal business of NLS is serving as an investment advisor. The principal business of Tirpak is serving as an investment manager. Sherwood is the Chief Investment Officer and Mr. Leander is the manager of MRMP. Sherwood is the sole trustee and beneficiary of the Sherwood Trust.

The principal business address of Sherwood and NLS is 151 Terrapin Point, Vero Beach, Florida 32963. The principal business address of MRMP is c/o South Dakota Trust Company, 201 S. Phillips Avenue, Sioux Falls, South Dakota 57104. The principal business address of Tirpak is 39 Dover Street, London, UK W1S 3NN. The principal business address of Mr. Leander is 116 Lowes Foods Drive, Box 200, Lewisville, North Carolina 27023. The principal business address of the Sherwood Trust, a trust established under the laws of the State of New York, is 151 Terrapin Point, Vero Beach, Florida 32963.

None of the Reporting Persons, any of their partners, managers, officers or other controlling persons or, to the Reporting Persons’ knowledge, Mr. Leander, has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons, any of their partners, managers, officers or other controlling persons or, to the Reporting Persons’ knowledge, Mr. Leander, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The total cost for purchasing the Common Stock reported as beneficially owned by Sherwood was approximately $4,788,213, which includes $4,020,993 used to purchase the MRMP Shares and $767,220 used to purchase the Revocable Trust Shares. The source of these funds was investment capital.

The total cost for purchasing the Common Stock reported as owned by Tirpak, including brokerage commissions, was approximately $30,317. The source of these funds was personal funds.

CUSIP No. 068221100	13D	Page 7 of 10 Pages

The Reporting Persons may effect purchases of shares of Common Stock through margin accounts maintained for them with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules, such firms’ credit policies and other applicable policies. Subject to applicable law and policies, positions in the shares of Common Stock may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Such margin accounts may from time to time have debit balances. In addition, since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase shares of Common Stock.

Item 4. Purpose of Transaction.

On December 4, 2019, the Reporting Persons submitted a notice to the Company nominating a slate of five directors for election at the Company’s annual meeting of stockholders to be held in 2020.

The Reporting Persons acquired the shares of Common Stock reported in this Statement for investment purposes. The Reporting Persons may in the future acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock held by the Reporting Persons in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons may engage in short selling or hedging or similar transactions with respect to the shares of Common Stock, on such terms and at such times as the Reporting Persons may deem advisable, subject to applicable law.

The Reporting Persons intend to have conversations, meetings and other communications with the management and board of directors of the Company, shareholders, and other persons, in each case to discuss the Company’s business, strategies, and other matters relating to the Company. These communications may include a discussion of options for enhancing shareholder value.

Except as set forth herein, none of the Reporting Persons has any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right in the future to formulate any such plans or proposals, and to take any actions with respect to their investments in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own in the aggregate 933,749.138 shares of Common Stock, which represents approximately 11.3% of the Company’s outstanding shares of Common Stock.

Each of MRMP, the Sherwood Trust and Tirpak directly holds the number and percentage of shares of Common Stock disclosed as beneficially owned by it or him in the applicable table set forth on the cover page to this Statement. Sherwood does not directly hold any of the shares of Common Stock disclosed in this Statement.

Each of Sherwood, MRMP and the Sherwood Trust expressly disclaims beneficial ownership of securities held by Tirpak. Tirpak expressly disclaims beneficial ownership of the securities held by Sherwood, MRMP and the Sherwood Trust.

Each percentage ownership of Common Stock set forth in this Statement is based on the 8,277,160 shares of Common Stock reported by the Company as outstanding as of August 7, 2019 in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2019.

Sherwood may be deemed to beneficially own the shares of Common Stock disclosed as directly owned by MRMP (the MRMP Shares) and the Sherwood Trust (the Revocable Trust Shares). Sherwood disclaims beneficial ownership of such Common Stock except to the extent of his pecuniary interest therein.

(b) Each of MRMP and the Sherwood Trust has the shared power to direct the voting and disposition of the shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. As Chief Investment Officer of MRMP, Sherwood may be deemed to have the shared power to direct the voting and disposition of the MRMP Shares. As the sole trustee and beneficiary of the Sherwood Trust, Sherwood may be deemed to have the shared power to direct the voting and disposition of the Revocable Trust Shares.

Tirpak has the sole power to direct the voting and disposition of the shares of Common Stock disclosed as beneficially owned by him in the applicable table set forth on the cover page to this Statement.

CUSIP No. 068221100	13D	Page 8 of 10 Pages

(c) Transactions effected by each of the Reporting Persons in the Common Stock in the last 60 days are set forth on Schedule A to this Statement. Each of these transactions was effected through the open market.

(d) MRMP Managers Trust, the sole member of MRMP, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the MRMP Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Information set forth under Items 2 and 4 above is incorporated herein by reference.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Amendment No. 7, which agreement is set forth on the signature page to this Statement.

CUSIP No. 068221100	13D	Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: December 6, 2019

/s/ Ned L. Sherwood
NED L. SHERWOOD

MRMP-MANAGERS LLC

By:	/s/ Ned L. Sherwood
Name:	Ned L. Sherwood
Title:	Chief Investment Officer

NED L. SHERWOOD REVOCABLE TRUST

By:	/s/ Ned L. Sherwood
Name:	Ned L. Sherwood
Title:	Trustee

/s/ Bradley M. Tirpak
BRADLEY M. TIRPAK

CUSIP No. 068221100	13D	Page 10 of 10 Pages

Schedule A

Transactions in the Common Stock in the Past 60 Days:

Bradley M. Tirpak:

Transaction Date	Number of Shares Bought/(Sold)	Price Per Share ($)
10/9/2019	(2,500)	0.68
11/26/2019	100	0.38
11/26/2019	5	0.38
11/26/2019	5,180	0.37
11/26/2019	25	0.37
11/26/2019	46	0.37
11/26/2019	200	0.37